SUB-ITEM 77I

Effective July 1, 2002, The Olstein Financial Alert Fund reduced the contingent deferred sales charge (CDSC) pertaining to Class C shares. Class C shares of the Fund redeemed within the first year of purchase may be subject to a CDSC of 1.00% of the amount redeemed. There is no CDSC if Class C shares are redeemed more than one year after purchase.